NEWS RELEASE

April 25, 2013	Release 05-2013

WESTERN COPPER AND GOLD ADOPTS
SHAREHOLDER RIGHTS PLAN AND ADVANCE NOTICE POLICY

VANCOUVER, B.C. Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) announces that its board of Directors (the “Board”) has adopted a shareholder rights plan (the “Rights Plan”) and an advance notice policy.

RIGHTS PLAN

The Rights Plan is intended to ensure, to the extent possible, that all holders of common shares of the Company and the Board have adequate time to consider and evaluate any unsolicited take-over bid for the common shares of the Company, provide the Board with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any unsolicited take-over bid and encourage the fair treatment of the Company's shareholders in connection with any unsolicited take-over bid.

The adoption of the Rights Plan is not in response to a proposal to acquire control of Western. At this time the Company is not aware of any such transaction that would trigger the provisions of the Rights Plan. Under the provisions of the Rights Plan, one right (a “Right”) was issued for each common share outstanding as of April 24, 2013. The Rights will initially be represented by the certificates representing the common shares of the Company.

Subject to the terms of the Rights Plan and to certain exceptions provided therein, the Rights will become exercisable in the event any person, together with joint actors, acquires or announces its intention to acquire 20% or more of Western's outstanding shares without complying with the “Permitted Bid” provisions of the Rights Plan or where the application of the Rights Plan is waived in accordance with its terms. If a take-over is completed without complying with the requirements of the Rights Plan or where the application of the Rights Plan is not waived in accordance with it terms, the Rights holders (other than the acquiring person and its joint actors) will be entitled to purchase additional common shares of the Company at one-half the prevailing market price at that time.

The Rights Plan is not intended to prevent take-over bids. Under the Rights Plan, a bid that, among other things, is made to all shareholders on identical terms and conditions and that is open for at least 60 days may constitute a “Permitted Bid”.

The Toronto Stock Exchange has accepted the notice for filing of the Rights Plan, subject to, among other things, shareholder approval with six months. The Company plans to submit the Rights Plan to the shareholders of the Company for ratification at the annual general meeting currently scheduled on June 20, 2013. If the Rights Plan is not ratified by the shareholders, the Rights Plan and any rights issued pursuant to it will terminate. If the Rights Plan is ratified, it will continue in effect until the third annual meeting of shareholders thereafter.

A copy of the Rights Plan will be available under the Company’s profile on SEDAR at www.sedar.com.

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NYSE MKT: WRN

ADVANCE NOTICE POLICY

The Board has adopted an advance notice policy (the “Policy”) in order to facilitate an orderly and efficient annual general or, where the need arises, special meeting, ensure that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees, and allow shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

Among other things, the Policy fixes a deadline by which holders of record of common shares of Western must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the notice to the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing directors, notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Policy is effective and in full force and effect as of April 24, 2013. In accordance with the terms of the Policy, the Policy will be put to shareholders of the Company for approval at the next annual meeting. If the policy is not confirmed at the annual meeting by ordinary resolution of shareholders, the Policy will terminate and be of no further force and effect following the termination of the annual meeting. A copy of the Policy will be available in the Corporate Governance section on the Company’s website at www.westerncopperandgold.com.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Justin Rasekh, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

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NYSE MKT: WRN

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Statements in this news release that are not historical facts constitute “forward-looking statements” or “forward-looking information” (collectively “Forward-Looking Information”) within the meaning of such terms under applicable Canadian and United States legislation. Forward-Looking Information generally expresses predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance. Forward-Looking Information can be identified by the use of words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-Looking Information herein includes, but is not limited to, statements with respect to: the resources and reserves of Casino; and the viability of mining the Casino deposit. The Forward-Looking Information herein is based on Western's and, if applicable, its consultants' current beliefs and on currently available information, and in making such statements, Western has applied certain assumptions including, but not limited to: that Casino will be permitted, developed, and operated according to the assumptions contained in the feasibility study entitled “Casino Project, Form NI 43-101F1 Technical Report Feasibility Study, Yukon, Canada” dated January 25, 2013. Although management of Western considers these assumptions to be reasonable based on currently available information, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to risks, uncertainties and other factors, both known and unknown, that are beyond Western’s ability to control or predict. Such risks, uncertainties and other factors include, but are not limited to those discussed in Western's public disclosure record as of the date of this news release, including Western’s Annual Information Form filed with Canadian Securities Administrators and the Company’s Form 40-F filed with the U.S. Securities and Exchange Commission. Although the Company has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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NYSE MKT: WRN